(The following is an unofficial English translation of the Report for the 64th Fiscal Year of Advantest Corporation (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)



















                         Report for the 64th Fiscal Year
                        --------------------------------
                     (April 1, 2005 through March 31, 2006)
                     --------------------------------------












                              Advantest Corporation
                              ---------------------

                                    Contents


Message to Shareholders                                                        3

(Attachments to the Convocation Notice of the 64th Ordinary General Meeting
of Shareholders)
Business Report                                                                4
Consolidated Balance Sheets                                                   19
Consolidated Statements of Income                                             20
Balance Sheets                                                                23
Statements of Income                                                          24
Proposed Appropriation of Retained Earnings                                   27
Copy of Independent Auditor's Report (Consolidated)                           28
Copy of Board of Corporate Auditors' Audit Report (Consolidated)              29
Copy of Independent Auditor's Report                                          30
Copy of Board of Corporate Auditors' Audit Report                             31

(Reference) Memorandum to Shareholders                                        32

                             Message to Shareholders
                             -----------------------

To Our Shareholders

         We are pleased to send you our "Report for the 64th Fiscal Year (from April 1, 2005 to March 31, 2006)."

         Even though increasing oil price was a risk factor, the overall economic environment in fiscal 2005 was favorable due to an increase in demand stimulated by many years of deflation as well as increased capital expenditures supported by the improved corporate revenues. In the semiconductor market, market expansion for personal computers, mobile phones and flat-panel TVs, in addition to the emergence of new markets related to portable music players and automobiles led to an increase in demand for semiconductors.

         In this environment, Advantest made efforts to enhance sales by introducing new products that meet the market's needs in a timely fashion. We also endeavored to improve productivity and profitability through cost reduction and reorganization of our production system. These efforts were also aimed at responding to downward price pressure on our end products arising from the expansion of markets.

         Furthermore, due to growing interests in corporate ethics and increasing legislative activities with respect to corporate governance, Advantest has revised its "The Advantest Code of Conduct" in fiscal 2005. Advantest distributed this Code of Conduct to all employees and directors of each Group company with a view to further enhancing their awareness for CSR (corporate social responsibility) principles. Each employee is to fulfill his or her social responsibilities on the basis of this code, while proactively promoting sincere and ethical corporate activities.

         As a result, net sales for fiscal 2005 increased by 6.0% to (Y)253.9 billion as compared with the previous fiscal year. Income before income taxes increased by 9.1% to (Y)67.5 billion and net income increased 8.7% to (Y)41.4 billion as compared with the previous fiscal year. Overseas sales as a percentage of total sales were 68.0% (as compared with 74.9% in the previous fiscal year).

         With respect to the dividend distribution to the shareholders, Advantest paid out an interim dividend of 25 yen per share in fiscal 2005. However, taking into account the successful business performance of Advantest and its consolidated subsidiaries (the "Advantest Group"), Advantest is currently planning to propose a resolution, at the 64th Ordinary General Meeting of Shareholders, for shareholders' approval of an increase of the year-end dividend to 45 yen per share (accordingly, the annual dividend will be 70 yen per share; an increase of 20 yen as compared with the previous fiscal year's annual dividend) in recognition of, Advantest wishes to respond to our shareholders' continued support.

         Advantest implemented "Activate 21" in October 2005. This company-wide initiative has the objective to continue the reforms and improvements of "Initiative 21", and with broad based employee support. Furthermore, based on this initiative, the whole Advantest Group is planning to roll out various additional reforms with a focus on global improvements with respect to cost and efficiency, setting the target date for completion as in fiscal 2008.

         We hope that we may rely on you for your continued support and guidance in the future.



June, 2006

Toshio Maruyama
President and CEO

          (Attachments to the Convocation Notice of the 64th Ordinary
                        General Meeting of Shareholders)



                                 Business Report
                                 ---------------

                     (April 1, 2005 through March 31, 2006)

1.   Overview of Business

   (1)   Operations and Results of Business

     (i)  Business Conditions

Overall

         During the fiscal year, the Advantest Group's operating environment was very favorable, as stimulated by increased demand for consumer digital products, including portable music players, and flat-panel TVs and personal computers (particularly notebooks), and due to an increase in capital expenditures by the semiconductor industry that intended to increase the semiconductor production. In addition, the trend towards a weaker yen was a positive factor.

         Under such an environment, the Advantest Group made concentrated efforts to increase orders received and expand sales with a focus on the introduction of new products for next generation semiconductors that meet customers' demands. Advantest continued to make efforts to implement a thorough inventory control and lead time reduction based on the just-in-time production system, to improve the quality of products and to reduce costs.

         As a result of the above, as compared with the previous fiscal year, orders received increased by 14.0% to (Y)259.4 billion, net sales increased by 6.0% to (Y)253.9 billion, net income before income taxes for the fiscal year increased by 9.1% to (Y)67.5 billion, and net income for the fiscal year increased by 8.7% to (Y)41.4 billion. Overseas sales as a percentage of total sales were 68.0%, as compared with 74.9% in the previous fiscal year.

Business conditions by Business Segment

           Semiconductor and Component Test System Segment

         In this segment, as IT related industries rapidly completed their adjustment of excess inventory, which had started in from the second half of the previous fiscal year. Thereafter, due to increased demand for customer digital products, demand for new test systems greatly increased in connection with the increased production of semiconductors.

         In the market of test system for memory semiconductors, due to a market expansion of NAND type flash memory semiconductors used in products such as portable music players, sales in test systems for flash memory semiconductors remained strong domestically and overseas. With respect to test systems for DRAM semiconductors, sales remained strong throughout the fiscal year in terms of test systems for DRAM used in consumer digital products and personal computers. In particular, demand for test systems for high-speed memory semiconductors increased domestically and in Taiwan. Each semiconductor manufacturer implemented, in the second half of the fiscal year, a full scale production of DDR2 semiconductors for DRAM- the next generation DRAM- that is high-speed and low power consumption.

         In the market of test systems for non memory semiconductors, stimulated by strong sales in personal computers, sales of the T2000, a test system compatible with OPENSTAR(R)*(1), continued to remain strong from the previous fiscal year. In addition, sales of test systems for SoC semiconductors for devices used in consumer digital products and test systems for automotive analog IC increased. Due to an increase in demand for personal

------------------------
(1) OPENSTAR (R): The name of an open architecture standard by the STC (Semiconductor Test Consortium, Inc.) OPENSTAR (R) is a registered trademark in the United States, Japan, and other countries.

computer monitors and flat-panel TVs, sales of non memory test systems for LCD driver IC increased significantly domestically and in Taiwan.

         As a result of the above, orders received was (Y)195.6 billion (14.3% increase in comparison to the previous fiscal year), sales was (Y)191.4 billion (5.9% increase) and operating income was (Y)57.5 billion (13.6% increase).


           Mechatronics System Segment

           Stimulated by the positive sales of T2000 and test systems for digital consumer products, sales of test handlers for non memory semiconductors remained steady. Sales of test handlers for memory semiconductors was weaker in the first half of the fiscal year, especially due to a delay in the demand for DDR2 to pick up. However, sales of test handlers for memory semiconductors grew overall due to an increase in sales of DRAM test systems. Furthermore, sales of the device interface products increased, due to an increase in demand for flash memory semiconductors and semiconductors for SoC.

           As a result of the above, orders received was (Y)49.5 billion (12.9% increase in comparison with the previous fiscal year), sales was (Y)48.3 billion (4.0% increase) and operating income was (Y)12.0 billion (12.4% decrease).

           Services, Support and Others Segment

         In this segment, orders received was (Y)19.3 billion (0.7% increase in comparison with the previous fiscal year), sales was (Y)19.1 billion (3.1% decrease) and operating income was (Y)3.9 billion (13.2% increase).

         Sales Breakdown by Business Segment (consolidated)

   -------------------- ------------------------------ ----------------------------- -------------------------------
           Fiscal Year                                                                  Change from the previous
                                   FY2004                         FY2005                         period
   Segment
                                 (the 63rd)                     (the 64th)
   -------------------- ------------------------------ ----------------------------- -------------------------------
                              Amount       Percentage      Amount       Percentage        Amount        Percentage
                          (in: million        (%)      (in: million        (%)        (in: million      increase
                              yen)                          yen)                             yen)       (decrease)
                                                                                                          (%)
   -------------------- ----------------- ------------ -------------- -------------- --------------- ---------------
   Semiconductor and         180,685           75.5       191,415           75.4          10,730              5.9
   Component Test
   System
   -------------------- ----------------- ------------ -------------- -------------- --------------- ---------------
   Mechatronics System        46,395           19.4        48,260           19.0           1,865              4.0
   -------------------- ----------------- ------------ -------------- -------------- --------------- ---------------
   Services, Support          19,680            8.2        19,062            7.5           (618)            (3.1)
   and Others
   -------------------- ----------------- ------------ -------------- -------------- --------------- ---------------
   Elimination and           (7,321)          (3.1)       (4,815)          (1.9)           2,506                -
   Corporate
   -------------------- ----------------- ------------ -------------- -------------- --------------- ---------------
   Total                     239,439          100.0       253,922          100.0          14,483              6.0
   -------------------- ----------------- ------------ -------------- -------------- --------------- ---------------
   Overseas                  179,414           74.9       172,782           68.0         (6,632)            (3.7)
   -------------------- ----------------- ------------ -------------- -------------- --------------- ---------------

         Sales Breakdown by Business Segment (unconsolidated)

   -------------------- ------------------------------ ----------------------------- -------------------------------
           Fiscal Year                                                                  Change from the previous
                                   FY2004                         FY2005                         period
   Segment                        (the 63rd)                     (the 64th)
   -------------------- ------------------------------ ----------------------------- -------------------------------
                            Amount        Percentage       Amount       Percentage        Amount        Percentage
                         (in: million        (%)        (in: million        (%)        (in: million      increase
                              yen)                           yen)                           yen)         (decrease)
                                                                                                            (%)
   -------------------- ---------------- ------------- ---------------- ------------ ----------------- -------------
   Semiconductor and         161,749           79.5       176,665           81.2          14,915              9.2
   Component and Test
   System
   -------------------- ---------------- ------------- ---------------- ------------ ----------------- -------------
   Mechatronics System        36,536           18.0        38,123           17.5           1,587              4.3
   -------------------- ---------------- ------------- ---------------- ------------ ----------------- -------------
   Services, Support           5,028            2.5         2,899            1.3         (2,129)           (42.4)
   and Others
   -------------------- ---------------- ------------- ---------------- ------------ ----------------- -------------
   Total                     203,315          100.0       217,688          100.0          14,373              7.1
   -------------------- ---------------- ------------- ---------------- ------------ ----------------- -------------
   Export                    148,018           72.8       144,159           66.2         (3,859)            (2.6)
   -------------------- ---------------- ------------- ---------------- ------------ ----------------- -------------

   (ii)  Challenges Ahead

         With respect to its operating environment in the upcoming fiscal year, Advantest expects to see a continuing increase in volume and application of flash memory semiconductors used for digital consumer products, including mobile phones, portable music players and flat-panel TVs, and a continuing increase in demand for non memory semiconductors. With respect to DRAM semiconductors, Advantest expects a rapid shift to DDR2 DRAM semiconductors. Advantest expects an increase in demand for such DRAM semiconductors, anticipating that computers with a new operation system requiring more memory and game devices will be introduced in the second half of the upcoming fiscal year. Furthermore, continued capital expenditures relating to 300 mm wafers by the semiconductor manufacturers and foundries are expected.

         On the other hand, Advantest is concerned with factors that may affect its results, including potential restrained capital expenditures resulting from an aggravated supply-demand balance (distinctive to the semiconductor market), a price increase in raw materials such as oil, risks attributable to a strong yen and continued downward pressure on the prices of Advantest's end products.

         In order to respond to these conditions, the Advantest Group plans to continue with its efforts to increase orders received and expand sales through the timely introduction of new products that meets customers' needs by reinforcing marketing and development capabilities. To further enhance its cost competitiveness, the Advantest Group plans to make continued efforts to improve profitability by reviewing its company wide operational processes and improving manufacturing efficiency.

   (iii) Capital Expenditures

         The Advantest Group invested a total of (Y)8.3 billion in capital expenditures in fiscal 2005. Most of the investments were used to fund new product development manufacturing streamlining, power saving, and to expand manufacturing capacity.


   (iv)  Financing

         No significant financing activities took place in FY2005.



(2)      Historical Data on Business Results and Assets

         (i) Historical Data on Business Results and Assets (consolidated)

         ---------------------------------- ---------------- ---------------- ---------------- ----------------
                                                FY2002           FY2003           FY2004           FY2005
                                              (the 61st)       (the 62nd)       (the 63rd)       (the 64th)
         ---------------------------------- ---------------- ---------------- ---------------- ----------------

         Net sales (in: million yen)             97,740          174,218          239,439          253,922
         ---------------------------------- ---------------- ---------------- ---------------- ----------------
         Net income (in: million yen)           (12,994)          17,329           38,078           41,374
         ---------------------------------- ---------------- ---------------- ---------------- ----------------
         Basic net income per share (in         (131.99)          176.37           389.54           446.34
         yen)
         ---------------------------------- ---------------- ---------------- ---------------- ----------------
         Net assets (in: million yen)           210,663          221,768          206,749          257,927
         ---------------------------------- ---------------- ---------------- ---------------- ----------------
         Total assets (in: million yen)         281,224          330,808          296,769          350,776
         ---------------------------------- ---------------- ---------------- ---------------- ----------------

         (Notes)  1: Advantest prepared its consolidated financial statements in accordance with generally accepted accounting principles
                     (GAAP) in the United States.

                  2: The calculation of "Basic net income per share" was based on the average number of issued shares the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.





              [Charts illustrating the information presented in the
                                 above table.]

   (ii) Historical Data on Business Results and Assets (unconsolidated)

         ---------------------------------- ---------------- ---------------- ---------------- ----------------
                                                FY2002           FY2003           FY2004           FY2005
                                              (the 61st)       (the 62nd)       (the 63rd)       (the 64th)
          ---------------------------------- ---------------- ---------------- ---------------- ----------------

          Net sales (in: million yen)            76,686          150,558           203,315          217,688
         ---------------------------------- ---------------- ---------------- ---------------- ----------------
          Net income (in: million yen)         (11,467)           11,957            28,421           35,273
         ---------------------------------- ---------------- ---------------- ---------------- ----------------
          Net income per share (in yen)        (116.49)           119.97            288.68           378.34
         ---------------------------------- ---------------- ---------------- ---------------- ----------------
          Net assets (in: million yen)          178,253          188,891           159,074          197,226
         ---------------------------------- ---------------- ---------------- ---------------- ----------------
          Total assets (in: million yen)        235,456          277,047           238,109          274,538
         ---------------------------------- ---------------- ---------------- ---------------- ----------------

         (Notes)  1: The calculation of "Net income per share" was based on the average number of issued shares the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.


                  2: Beginning in FY2003, the Company has adopted the
                     "Accounting Standards for Impairment Accounting of Fixed Assets" Business Accounting Council ("BADC") and "Implementation Guidelines for Impairment Accounting of Fixed Assets" (ASB Implementation Guidelines No. 6).




       [Charts illustrating the information presented in the above table.]

2. Company Information (as of March 31, 2006)

   (1)   Primary Areas of Business

         The Advantest Group manufactures and markets semiconductor and component test systems and products related to mechatronics systems (test handlers, device interface, etc.). In addition to manufacturing, the Advantest Group also carries out research and development activities and provides maintenance services and related services in the business category of "Services, Support and Others."

   (2)   Equity Stock

     (i)   Total number of authorized shares                  220,000,000 shares

     (ii)  Total number of issued shares                       99,783,385 shares

     (iii) Number of shareholders                                         22,193

     (iv)  Major Shareholders (Top 10 shareholders)

     ------------------------------------------- -------------------------------- -------------------------------
                Name of Shareholder                    Status of Ownership            Company's Interest in
                                                                                           Shareholder
     ------------------------------------------- ---------------- --------------- ---------------- --------------
                                                    Number of      Percentage of     Number of     Percentage of
                                                   Shares (in:     Voting Rights    Shares (in:    Ownership (%)
                                                 thousand shares)       (%)       thousand shares)
     ------------------------------------------- ---------------- --------------- ---------------- --------------
     Mizuho Trust & Banking Co., Ltd.               10,071             10.80              -              -
     (retirement benefit trust (Fujitsu
     account), re-trust trustees, Trust &
     Custody Services Bank, Ltd.)
     ------------------------------------------- ---------------- --------------- ---------------- --------------
     The Master Trust Bank of Japan, Ltd.            8,870              9.51              -              -
     (trust account)
     ------------------------------------------- ---------------- --------------- ---------------- --------------
     Japan Trustee Services Bank, Ltd. (trust        7,453              7.99              -              -
     account)
     ------------------------------------------- ---------------- --------------- ---------------- --------------
     BNP Paribas Securities (Japan) Limited          2,175              2.33              -              -
     ------------------------------------------- ---------------- --------------- ---------------- --------------
     CALYON DMA OTC                                  2,028              2.17              -              -
     ------------------------------------------- ---------------- --------------- ---------------- --------------
     Japan Trustee Services Bank, Ltd. (trust        1,969              2.11              -              -
     account 4)
     ------------------------------------------- ---------------- --------------- ---------------- --------------
     State Street Bank and Trust Company 505025      1,925              2.06              -              -
     ------------------------------------------- ---------------- --------------- ---------------- --------------
     The Dai-ichi Mutual Life Insurance Company      1,724              1.85              -              -
     ------------------------------------------- ---------------- --------------- ---------------- --------------
     Fukoku Mutual Life Insurance Company            1,546              1.65              -              -
     ------------------------------------------- ---------------- --------------- ---------------- --------------
     Trust & Custody Services Bank, Ltd.             1,437              1.54              -              -
     (investment trust account)
     ------------------------------------------- ---------------- --------------- ---------------- --------------

         (Notes)   1.   Treasury shares held by the Company in the number of
                        6,456 thousand shares have not been included in the table above.

                   2. Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds the 10,071 thousand shares of common stock listed above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

                   3. The Company has acknowledged that the substantial shareholding reports shall be filed pursuant to the "Disclosure of Substantial Shareholding" prescribed in the Securities and Exchange Law, and Goldman Sachs (Japan) Ltd. and its two affiliates jointly held 6,620 thousand shares of Advantest as of December 31, 2005 according to the substantial shareholding reports filed on January 13, 2006 and Capital Guardian Trust Company and its three affiliates jointly held 6,622 thousand shares of Advantest as of September 30, 2005 according to the substantial shareholding reports filed on October 13, 2005, However, the Company has not included the number of shares held by an unverified number of beneficial owners in the table above.



                 (Reference)                            [INSERT PIE CHART HERE]


                 Financial Institutions and Securities Company         166 holders, 45,467 thousand shares (45.6%)

                 Non-Japanese Holders                                  484 holders, 38,295 thousand shares (38.4%)

                 Other Entities                                        319 holders, 9,018 thousand shares (9.0%)

                 Individuals and Others                                21,224 holders, 7,002 thousand shares (7.0%)


   (3)   Acquisition, Disposition and Holding of Treasury Stock

       (i) Acquisition

                 Common stock                                       5,098 shares

                 Aggregate cost of acquisition                (Y)55,794 thousand



      (ii) Disposition

                 Common stock                                     908,132 shares

                 Aggregate proceeds from disposition       (Y)8,158,343 thousand

     (iii) Number of treasury stocks process for expiration

                 Common stock                                            - share

      (iv) Number of treasury stocks as of the end of the period

                 Common stock                                   6,456,736 shares



   (4)   Employees

       (i) Employees of the Advantest Group

         -------------------------------------------- ----------------------------------------------------
                     Number of Employees                      Change from End of Previous Period
         -------------------------------------------- ----------------------------------------------------
                            3,595                                             30
         -------------------------------------------- ----------------------------------------------------

              (Note) The numbers set forth above include employees seconded to affiliates but exclude employees seconded to companies other than affiliates.


     (ii)  Employees of Advantest

         ------------------------- ------------------------ ----------------------- -----------------------
           Number of Employees       Change from End of                                Average Years of
                                       Previous Period           Average Age               Service
         ------------------------- ------------------------ ----------------------- -----------------------
                     1,445                       12                    38.3                    13.2
         ------------------------- ------------------------ ----------------------- -----------------------

              (Note) The numbers set forth above refer to employees currently working.

   (5)   Business Combinations

     (i)   Significant Subsidiaries

   ---------------------------------------- --------------------- --------------- ------------------------------------
             Name of Subsidiary                 Common Stock      Percentage of          Principal Activities
                                                                  Voting Rights
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest Laboratories Ltd.              (Y)50 million               100%      Research and development of
                                                                                  measuring and testing technologies
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest Customer Support Corporation   (Y)300 million              100%      Maintenance service for the
                                                                                  Company's products
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advanmechatec Co., Ltd.                  (Y)300 million              100%      Manufacturing of the Company's
                                                                                  products
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest Manufacturing, Inc.            (Y)80 million               100%      Manufacturing of the Company's
                                                                                  products
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest DI Corporation                 (Y)50 million               100%      Manufacturing of the Company's
                                                                                  products
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Japan Engineering Co., Ltd.              (Y)305 million              100%      Development, manufacturing and
                                                                                  sales of the Company's products
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest Finance Inc.                   (Y)1,000 million            100%      Leasing of the Company's products
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest America, Inc.                  42,000 thousand USD         100%      Sales of the Company's products
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest (Europe) GmbH                  10,793 thousand             100%      Sales of the Company's products
                                            Euros
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest Taiwan Inc.                    560,000 thousand            100%      Sales of the Company's products
                                            New Taiwan Dollars
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest (Singapore) Pte. Ltd.          15,300 thousand             100%      Sales of the Company's products
                                            Singapore Dollars
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest Korea Co., Ltd                 5,484 million Won           100%      Maintenance service and
                                                                                  manufacturing of the Company's
                                                                                  products
   ---------------------------------------- --------------------- --------------- ------------------------------------
   Advantest (Suzhou) Co., Ltd.             2,700 thousand USD          100%      Sales, technical services, and
                                                                                  support of the Company's products
   ---------------------------------------- --------------------- --------------- ------------------------------------

     (Note) Percentage of voting rights includes indirectly held shares.



     (ii)  Business Combination Activities

           Advantest Technology Solutions Corporation was established on July 1, 2005 as a subsidiary to conduct semiconductor design validation system business.

     (iii) Results of Business Combination Activities

           The Company has 40 consolidated subsidiaries, including the 13 significant subsidiaries set forth above. The business results for FY2005 are as set forth in "Historical Data on Business Results and Assets (consolidated)" on page 7.

   (6)     Significant Sales Offices and Branch Offices

           (i) Japan

   -------------------- --------------------------------------- -------------------------------------------------
   Category             Name of Office                          Location
   -------------------- --------------------------------------- -------------------------------------------------
   Head Office, Sales   Head Office                             Chiyoda-ku, Tokyo
                        --------------------------------------- -------------------------------------------------
   Office and Service   Western Japan Office                    Suita-shi, Osaka
                        --------------------------------------- -------------------------------------------------
   Office               Kawasaki Office                         Kawasaki-shi, Kanagawa
   -------------------- --------------------------------------- -------------------------------------------------
   R&D Centers,         Gunma R&D Center                        Meiwa-machi, Ora-gun, Gunma
                        --------------------------------------- -------------------------------------------------
   Laboratories         Otone R&D Center                        Otone-machi, Kitasaitama-gun, Saitama
   -------------------- --------------------------------------- -------------------------------------------------



                                       11

                        Kitakyushu R&D Center                   Kitakyushu-shi, Fukuoka
                        --------------------------------------- -------------------------------------------------
                        Advantest Laboratories                  Sendai-shi, Miyagi
   -------------------- --------------------------------------- -------------------------------------------------
   Factories            Gunma Factory                           Ora-machi, Ora-gun, Gunma
                        --------------------------------------- -------------------------------------------------
                        Kumagaya Factory                        Kumagaya-shi, Saitama
   -------------------- --------------------------------------- -------------------------------------------------


           (ii) Overseas

   -------------------- --------------------------------------- -------------------------------------------------
   Category             Name of Office                          Location
   -------------------- --------------------------------------- -------------------------------------------------
   Sales Office and     Advantest America, Inc.                 U.S.A
                        --------------------------------------- -------------------------------------------------
   Service Office       Advantest (Europe) GmbH                 Germany
                        --------------------------------------- -------------------------------------------------
                        Advantest Taiwan Inc.                   Taiwan
                        --------------------------------------- -------------------------------------------------
                        Advantest (Singapore) Pte. Ltd.         Singapore
                        --------------------------------------- -------------------------------------------------
                        Advantest Korea Co., Ltd.               Korea
                        --------------------------------------- -------------------------------------------------
                        Advantest (Suzhou) Co., Ltd.            China
   -------------------- --------------------------------------- -------------------------------------------------

   (7)   Board of Directors and Corporate Auditors

 --------------------------------- ------------------------ -----------------------------------------------------
              Title                         Name                     Area of Responsibility or Position
 --------------------------------- ------------------------ -----------------------------------------------------
 Chairman of the Board             Shimpei Takeshita
 --------------------------------- ------------------------ -----------------------------------------------------
 Representative Board Director     Toshio Maruyama
 --------------------------------- ------------------------ -----------------------------------------------------
 Director and Senior Executive     Hiroshi Oura
 Advisor
 --------------------------------- ------------------------ -----------------------------------------------------
 Director                          Junji Nishiura
 --------------------------------- ------------------------ -----------------------------------------------------
 Director                          Hiroji Agata
 --------------------------------- ------------------------ -----------------------------------------------------
 Director                          Hitoshi Owada
 --------------------------------- ------------------------ -----------------------------------------------------
 Director                          Takashi Tokuno
 --------------------------------- ------------------------ -----------------------------------------------------
 Standing Corporate Auditor        Noboru Yamaguchi
 --------------------------------- ------------------------ -----------------------------------------------------
 Standing Corporate Auditor        Tadahiko Hirano
 --------------------------------- ------------------------ -----------------------------------------------------
 Corporate Auditor                 Naoyuki Akikusa           Representative Board Director and Chairman of
                                                             Fujitsu Limited
 --------------------------------- ------------------------ -----------------------------------------------------
 Corporate Auditor                 Takashi Takaya            Standing Corporate Auditor of Fujitsu Limited
 --------------------------------- ------------------------ -----------------------------------------------------

     (Notes)    1:   Changes in the appointment of board directors and corporate auditors during FY2005 are as follows:

                        (i)Changes adopted by the 63rd Ordinary General Meeting
                           of Shareholders on June 28, 2005

                           Retiring:

                             Director                         Kiyoshi Miyasaka
                             Corporate Auditor                Kuniaki Suzuki

                           Newly elected:

                             Corporate Auditor                Naoyuki Akikusa

                        (ii)Changes adopted by the meeting of the Board of
                            Directors on June 28, 2005

                                  Chairman of the Board            Shimpei Takeshita         (Previous Position: Vice
                                                                                             Chairman of the Board)
                                  Director and Senior Executive    Hiroshi Oura              (Previous Position:
                                  Advisor                                                    Representative Board Director
                                                                                             and Chairman of the Board)




                   2: There was no significant change in the area of responsibility or position of directors and corporate auditors after March 31, 2006.


                   3: Of the corporate auditors set forth above, Naoyuki Akikusa and Takashi Takaya are outside corporate auditors appointed pursuant to Article 18, Section 1 of the "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations."

     (Reference) The current terms of Executive Officers are as follows:

 --------------------------------- ------------------------ -----------------------------------------------------
              Title                         Name                     Area of Responsibility or Position
 --------------------------------- ------------------------ -----------------------------------------------------
 President and CEO                 Toshio Maruyama*
 --------------------------------- ------------------------ -----------------------------------------------------
 Senior Executive Officer          Junji Nishiura*           Technology and Production
 --------------------------------- ------------------------ -----------------------------------------------------
 Senior Executive Officer          Hiroji Agata*             Sales and Marketing
 --------------------------------- ------------------------ -----------------------------------------------------
 Managing Executive Officer        Hitoshi Owada*            Corporate Affairs
 --------------------------------- ------------------------ -----------------------------------------------------
 Managing Executive Officer        Takashi Tokuno*           Test System Business
 --------------------------------- ------------------------ -----------------------------------------------------
 Managing Executive Officer        Kenichi Mitsuoka          Senior Vice President, FA Business Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Managing Executive Officer        Yuri Morita               Senior Vice President, Corporate Affairs Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Managing Executive Officer        Jiro Katoh                Senior Vice President, Technology Development Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Managing Executive Officer        Takao Tadokoro            Senior Vice President, Sales and Marketing Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Managing Executive Officer        Hiroyasu Sawai            Senior Vice President, SE Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Managing Executive Officer        Hiroshi Tsukahara         Senior Vice President, DI Business Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Masao Shimizu             Senior Vice President, the 1st Test System
                                                             Business Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Masao Araki               Chairman of the Board, Advantest (Suzhou) Co., Ltd.
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Yuichi Kurita             Senior Vice President, Corporate Planning Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Yoshiro Yagi              Vice President, Sales and Marketing Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Hideaki Imada             Senior Vice President, the 2nd Test System
                                                             Business Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Shinichiro Umeda          Senior Vice President, Software Development Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Akira Hatakeyama          President and Representative Board Director of
                                                             Advantest Manufacturing, Inc.
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Yasuhiro Kawata           General Manager, 2nd SoC Tester Business Division
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Takashi Sugiura           General Manager, Product Design Initiatives 1
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Shinichiro Kuroe          Vice President, Sales and Marketing Group
 --------------------------------- ------------------------ -----------------------------------------------------

                                   (* Indicates an Executive Officer who also serves on the Board of Directors)


 (Note) Changes in the responsibilities or positions of the Executive Officers after March 31, 2006 are as follows:


           Effective June 1, 2006

 --------------------------------- ------------------------ -----------------------------------------------------
              Title                         Name                     Area of Responsibility or Position
 --------------------------------- ------------------------ -----------------------------------------------------
 Managing Executive Officer        Kenichi Mitsuoka          President and Representative Board Director of
                                                             Advantest DI Corporation
 --------------------------------- ------------------------ -----------------------------------------------------
 Managing Executive Officer        Hiroshi Tsukahara         Senior Vice President, the 1st Test System
                                                             Business Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Masao Shimizu             Senior Vice President, DI Business Group
 --------------------------------- ------------------------ -----------------------------------------------------
 Executive Officer                 Takashi Sugiura           Senior Vice President, FA Business Group
 --------------------------------- ------------------------ -----------------------------------------------------

   (8) Compensations Paid to Board Directors and Corporate Auditors

    --------------------- ---------------------------- ---------------------------- ----------------------------
          Category              Board directors            Corporate auditors                  Total
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------
                           Number of     Amount paid     Number of    Amount paid      Number      Amount paid
                           directors                     auditors
                           subject to                    subject to                  subject to
                            payment       (million)       payment      (million)       payment      (million)
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------
        Compensation      (April 2005       (Y)280      (April 2005       (Y)58      (April 2005       (Y)339
      pursuant to the       to June                       to June                      to June
        Articles of         2005) 8                       2005) 4                     2005) 12
      Incorporation or
     resolution of the     (July 2005                   (July 2005                   (July 2005
     general meeting of     to March                     to March                     to March
        shareholders        2006) 7                       2006) 4                     2006) 11
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------
         Bonuses to
        directors or
     corporate auditors        8            (Y)180             4          (Y)23            12        (Y)203
    in appropriation of
     retained earnings
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------
        Benefits to
     retiring directors
        or corporate
    auditors based on a        1             (Y)81             -             -              1          (Y)81
     resolution of the
     general meeting of
        shareholders
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------
           Total                            (Y)541                          (Y)81                      (Y)623
    --------------------- ------------- -------------- -------------- ------------- -------------- -------------

         (Notes)   1.   The maximum amount of compensation payable by
                        resolution of the general meeting of shareholders
                        (compensation prescribed in Article 269, Section 1,
                        Paragraph 1 or Article 279, Section 1 of the Commercial
                        Code) shall be within (Y)40,000,000 per month for directors and (Y)6,000,000 per month for corporate auditors.

                   2. Seven board directors and four corporate auditors served as of the end of the fiscal year. The discrepancy between the number subject to payment and the total number subject to payment for the period from April 2005 to June 2005 represents one retired board director, one newly elected corporate auditor, and one retired corporate auditor.

   (9) Stock Acquisition Rights

         (a) Stock acquisition rights currently outstanding

---------------------------- ---------------------- --------------------- ---------------------- ---------------------
                             Resolution passed at   Resolution passed at  Resolution passed at   Resolution passed at
                             the Ordinary General   the Ordinary General  the Ordinary General   the Ordinary General
                             Meeting of             Meeting of            Meeting of             Meeting of
                             Shareholders of        Shareholders of       Shareholders of        Shareholders of
                             June 27, 2002          June 27, 2003         June 25, 2004          June 28, 2005
---------------------------- ---------------------- --------------------- ---------------------- ---------------------

Number of Stock              2,870                  3,150                 5,580                  7,690
Acquisition Rights
---------------------------- ---------------------- --------------------- ---------------------- ---------------------

Class and aggregate number   287,000 shares of      315,000 shares of     558,000 shares of      769,000 shares of
of shares to be issued or    common stock           common stock          common stock           common stock
delivered upon exercise
---------------------------- ---------------------- --------------------- ---------------------- ---------------------

Issuance Price               (Y) 0                  (Y) 0                 (Y) 0                  (Y) 0
---------------------------- ---------------------- --------------------- ---------------------- ---------------------

         (b) Stock acquisition rights issued during FY2005 under especially favorable terms to persons who are not shareholders

-------------------------------------- ------------------------ ------------------------ ------------------------
                                       The resolution at the    The resolution at the    The resolution at the
                                       Board of Directors held  Board of Directors held  Board of Directors held
                                       on June 28, 2005         on November 30, 2005     on February 28, 2006
-------------------------------------- ------------------------ ------------------------ ------------------------
Date of issuance                       July 4, 2005             December 1, 2005         February 28, 2006
-------------------------------------- ------------------------ ------------------------ ------------------------
Class and aggregate number of shares   759,000 shares of        8,000 shares of common   2,000 shares of common
to be issued or delivered upon         common stock             stock                    stock
exercise
-------------------------------------- ------------------------ ------------------------ ------------------------
Number of stock acquisition rights     7,590                    80                       20
(each stock acquisition right is
exercisable for 100 shares)
-------------------------------------- ------------------------ ------------------------ ------------------------
                                       --------------------------------------------------------------------------
Issuance price                         (Y)0
-------------------------------------- ------------------------------------------------- ------------------------
Exercise price to be paid upon         (Y)8,600 per share                                (Y)13,403 per share
exercise
-------------------------------------- --------------------------------------------------------------------------
Exercise period                        April 1, 2006 to March 31, 2010
-------------------------------------- --------------------------------------------------------------------------
Terms of exercise                      (a)  The rights holder may not exercise his rights if:
                                          (i)   the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or of any of its domestic or overseas subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him to exercise his stock acquisition rights and notifies him to that effect;
                                          (ii)  the rights holder dies;
                                          (iii) the rights holder notifies the Company of his/her intention to waive the rights;
                                       (b)  The stock acquisition rights may not be inherited.
                                       (c)  Other matters are prescribed in the `Grant Agreement of Stock
                                            Acquisition Rights'.
-------------------------------------- --------------------------------------------------------------------------
Cancellation of stock acquisition      (a)  The Company may cancel, for no consideration, any stock acquisition
rights                                      right in the event that the general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the
                                            Company shall cease to exist, or (ii) any share exchange agreement or share transfer pursuant to which the Company shall become a wholly owned subsidiary of another company.
                                       (b)  The Company may cancel, for no consideration, all or part of the stock acquisition rights owned by a rights holder to the extent that such stock acquisition rights are not exercisable due to the rights holder's failure to satisfy any of the conditions to exercise stock acquisition rights.
-------------------------------------- --------------------------------------------------------------------------
Favorable terms related to the stock   The stock acquisition rights were issued for no consideration to
acquisition rights                     directors, corporate auditors, and employees of the Company and its domestic and overseas subsidiaries.
-------------------------------------- --------------------------------------------------------------------------

            (Names of the persons to which stock acquisition rights were granted and the numbers granted)


            Directors of the Company

                ------------------------------------------- -------------------
                                   Name                      Number of stock
                                                            acquisition rights
                ------------------------------------------- -------------------
                Shimpei Takeshita, Toshio Maruyama               300 each
                ------------------------------------------- -------------------
                Hiroshi Oura, Junji Nishiura, Hiroji Agata       200 each
                ------------------------------------------- -------------------
                Hitoshi Owada, Takashi Tokuno                    180 each
                ------------------------------------------- -------------------

            Corporate Auditors of the Company

                ------------------------------------------- -------------------
                                   Name                     Number of stock
                                                            acquisition rights
                ------------------------------------------- -------------------
                Noboru Yamaguchi, Tadahiko Hirano,                30 each
                Naoyuki Akikusa, Takashi Takaya
                ------------------------------------------- -------------------

            Executive Officers of the Company

                ------------------------------------------- -------------------
                                   Name                     Number of stock
                                                            acquisition rights
                ------------------------------------------- -------------------
                Kenichi Mitsuoka, Yuri Morita, Jiro              160 each
                Katoh, Takao Tadokoro, Hiroyasu Sawai,
                Hiroshi Tsukahara
                ------------------------------------------- -------------------
                Masao Shimizu, Masao Araki, Yuichi               120 each
                Kurita, Yoshiro Yagi, Hideaki Imada,
                Shinichiro Umeda, Akira Hatakeyama,
                Yasuhiro Kawata, Takashi Sugiura,
                Shinichiro Kuroe
                ------------------------------------------- -------------------

            Employees of the Company; Directors and employees of the Company's subsidiaries (top 10 persons only)

                ------------------------------------------- -------------------
                                   Name                     Number of stock
                                                            acquisition rights
                ------------------------------------------- -------------------
                Cheng Sui Yoong, Josef Schraetzenstaller,        100 each
                Keith Lee, Kim Young Hwan
                ------------------------------------------- -------------------
                Robert Sauer                                     80
                ------------------------------------------- -------------------
                Gregory Self                                     50
                ------------------------------------------- -------------------
                Tetsuo Aoki, Tomio Aso, Masakazu Ando,           30 each
                Mitsunori Iwadate
                ------------------------------------------- -------------------

                (Note) As several of the persons listed share the same rank, the names are presented in alphabetical order.





            Breakdown of stock acquisition rights granted to employees of the Company and directors and employees of the Company's subsidiaries

                ------------------------- ----------------- --------------------------- ---------------------
                                                                                          Total number of
                                          Number of stock   Class and total number of     persons granted
                        Category            acquisition       shares to be issued or     stock acquisition
                                               rights        delivered upon exercise           rights
                ------------------------- ----------------- --------------------------- ---------------------
                Employees of the Company       1,870        187,000 shares of common              77
                                                            stock
                ------------------------- ----------------- --------------------------- ---------------------
                Directors of the                 700        70,000 shares of common               21
                Company's subsidiaries                      stock
                ------------------------- ----------------- --------------------------- ---------------------
                Employees of the               1,280        128,000 shares of common              89
                Company's subsidiaries                      stock
                ------------------------- ----------------- --------------------------- ---------------------

(10) Amount of Compensation for the Accounting Auditor of the Company

     (i)      Total amount of compensation paid to accounting auditors by the
              Company and its subsidiaries:                (Y)58 million
     (ii) Out of the amount in (i) above, the total of the amounts of compensation paid by the Company and its subsidiaries as consideration for services prescribed in Article 2, Section 1 of
              the Certified Public Accountant Law:         (Y)58 million
     (iii) Out of the amount in (ii) above, the total of the amounts of compensation paid by the Company as consideration for services prescribed in Article 2, Section 1 of the Certified Public
              Accountant Law:                              (Y)57 million

              (Note) As the Company has not drawn any distinction between the compensation for the audit services pursuant to the Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations and the compensation for the audit services pursuant to the Securities and Exchange Law, the amount in (iii) above represents the total amount.

                           Consolidated Balance Sheets
                           ---------------------------

                             (As of March 31, 2006)

                                                                                            (unit: million yen)
------------------------------- ----------- ------------- -------------------------------- ---------- ------------
                                  FY2005       FY2004                                       FY2005      FY2004
                                            (reference)                                               (reference)
------------------------------- ----------- ------------- -------------------------------- ---------- ------------
--------------------------------------------------------- --------------------------------------------------------
                         Assets                                                 Liabilities
--------------------------------------------------------- --------------------------------------------------------
Current assets                     275,633       223,931  Current liabilities                 76,745       73,994
   Cash and cash equivalents       157,925       120,986     Current installments of              30       20,043
   Trade accounts                   69,567        56,702     long-term debt
   receivable, less allowance                                Trade accounts payable           32,584       23,196
   for doubtful accounts                                     Income taxes payable             19,970        7,278
   Inventories                      29,911        29,585     Accrued expenses                 12,781       13,865
   Deferred tax assets              13,708        13,673     Accrued warranty expenses         4,776        4,090
   Other current assets              4,522         2,985     Deferred revenue                  2,979        2,220
Investment securities               12,273         7,772     Other current liabilities         3,625        3,302
Property, plant and                 50,793        51,364  Long-term debt, excluding               10           40
equipment, net                                            current installments
Deferred tax assets                  7,378         8,438  Accrued pension and severance       12,292       12,605
Intangible assets, at cost,          2,858         3,090  cost
less accumulated                                          Other long-term liabilities          3,802        3,381
                                                          -------------------------------- ---------- ------------
amortization                                                 Total Liabilities                92,849       90,020
                                                          -------------------------------- ---------- ------------
                                                          --------------------------------------------------------
Other assets                         1,841         2,174                  Stockholders' equity
                                                          -------------------------------- ---------- ------------
                                                          Common stock                        32,363       32,363
                                                          Capital surplus                     37,147       35,263
                                                          Retained earnings                  245,090      210,121
                                                          Accumulated other                    1,344      (4,878)
                                                          comprehensive income (loss)
                                                          Treasury stock                    (58,017)     (66,120)
                                                          -------------------------------- ---------- ------------
                                                             Total stockholders' equity      257,927      206,749
------------------------------- ----------- ------------- -------------------------------- ---------- ------------
Total Assets                       350,776       296,769     Total liabilities and           350,776      296,769
                                                             stockholders' equity
------------------------------- ----------- ------------- -------------------------------- ---------- ------------

(Note)  Amounts of less than one million above are            4. Accumulated other comprehensive income rounded. (loss)
        1. Allowance for doubtful accounts:                      Foreign exchange translation adjustments:
                                       (Y)2,117 million                      ((Y)1,378 million)
        2. Accumulated depreciation on property, plant,          Net unrealized gains on revaluation of securities:
            and equipment              (Y)72,131 million                      (Y)2,722 million
        3. Outstanding loan guarantees (Y)232 million

                       Consolidated Statements of Income
                       ---------------------------------

                     (From April 1, 2005 to March 31, 2006)

                                                                        (unit: million yen)
              ---------------------------------------------------------------------------------
                                                          FY2005               FY2004
                                                                             (reference)
              ---------------------------------------------------------------------------------
                                                          Amount               Amount
              ---------------------------------------------------------------------------------
               Net sales                                       253,922                239,439
                  Cost of sales                                121,429                115,994
                 Gross profit                                  132,493                123,445
                  Research and development                      26,927                 26,280
                  expenses
                  Selling, general, and                         41,108                 36,446
                  administrative expenses
                 Operating income (loss)                        64,458                 60,719
               Other income (expense):
                 Interest and dividend income                    1,760                    597
                 Interest expense                                (290)                  (441)
                 Minority interests (losses)                         -                   (84)
                 Other                                           1,526                  1,017
                                                   --------------------------------------------
                Income (loss) before income taxes               67,454                 61,808
                 Income taxes                                   26,080                 23,730
                Net income (loss)                               41,374                 38,078
              ---------------------------------------------------------------------------------

                (Note) Amounts of less than one million above are rounded. Basic net income per share (Y)446.34

Basis of Presentation of the consolidated financial statements
     (Significant accounting policies)

1.       Basis of Presentation
              The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), pursuant to the provisions of paragraph 1 of
       Article 179 of the Commercial Code Enforcement Regulations of Japan. Pursuant to the provisions of the article, however, certain disclosures required on the basis of U.S. GAAP is omitted.

2.       Cash equivalents
              Cash equivalents consist of deposits and negotiable certificates of deposit due to mature within 3 months.

3.       Inventories
              Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

4.       Securities
              The Company applies Statement of Financial Accounting Standards
         (SFAS) No. 115 Accounting for Certain Investment in Debt and Equity Securities.
         Available-for-sale securities are recorded at fair value. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported in accumulated other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method. Other securities are accounted for using the acquisition cost method.

5. Depreciation of property, plant, and equipment
              Depreciation is computed principally using the declining-balance method for the Company and its domestic subsidiaries and the straight-line method for foreign subsidiaries. Buildings are principally depreciated using the straight-line method.

6. Goodwill and other intangible assets
              Under SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets with an indefinite useful life are not amortized, but instead is tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives.

7. Impairment of long-lived assets
              The Company applies SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, the impairment of long-lived fixed assets or intangible assets to be subject to depreciation and amortization when events or changes in their conditions result in non-recovery of their carrying amounts. When the carrying amount exceeds the future recoverable amount, the Company recognizes the difference between the fair value and the carrying amount as an impairment loss.

8. Allowances

         (1) Allowances for doubtful accounts
                  Advantest recognizes allowance for doubtful accounts to ensure that trade accounts receivable are not overstated due to uncollectibility, which represents Advantest's best estimate of the amount of probable credits losses in Advantest's existing trade accounts receivable.

         (2) Accrued warranty expenses
                  To provide for future repairs during warranty periods,
              estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

         (3) Accrued pension and severance cost
                  In accordance with SFAS No. 87, "Employers' Accounting for
              Pensions", pension and severance cost are accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. If the accumulated benefit obligation (i.e., obligations deducting an effect of future compensation levels from projected benefit obligations) exceeds the fair value of plan assets, a minimum pension liability equal to this difference is reflected in the consolidated balance sheets by recognizing an additional minimum pension liability. Unrecognized prior service cost and unrecognized actuarial loss are amortized by the straight-line method over the average remaining service periods of employees.

9. Translation of foreign financial statements
              Foreign currency financial statements have been translated in accordance with SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, the balance sheet accounts of non-Japanese subsidiaries, which are denominated in currencies other than the Japanese yen, are translated at rates of exchange prevailing at the end of the year. Revenue and expense accounts are translated at average rates of exchange in effect during the year. Resulting translation adjustments are included as a separate component of other comprehensive income
         (loss).

                        Balance Sheets (Unconsolidated)
                        -------------------------------

                             (As of March 31, 2006)

                                                                                            (Unit: million yen)
--------------------------------------------------------- ----------------------------------------------------------
                                   FY2005      FY2004                                         FY2005      FY2004
                                            (reference)                                                 (reference)
--------------------------------------------------------- ----------------------------------------------------------
                         Assets                                                  Liabilities
--------------------------------------------------------- ----------------------------------------------------------
Current assets                     199,872       166,050  Current liabilities                   68,120       69,495
     Cash and deposits              86,669        68,676     Trade accounts payable             30,476       22,642
     Trade notes receivable          1,001        12,418     Current installments of bonds           -       20,000
     Accounts receivable            71,892        43,564     Other accounts payable              2,419        2,037
     Finished goods                  3,571         4,371     Accrued expenses                    9,054       10,230
     Raw materials                   4,774         3,627     Income tax payable                 16,315        4,116
     Work in progress               13,085        14,520     Allowance for product warranty      4,877        4,345
     Supplies                          177            67     Other current liabilities           4,977        6,123
     Deferred tax assets             9,514        10,032
     Other current assets            9,187         8,771  Non-current liabilities                9,191        9,539
     Allowance for doubtful accounts     -           (0)     Long-term borrowings                   10           40
                                                             Allowance for retirement            6,970        7,100
                                                             benefits
Non-current assets                  74,665        72,058     Allowance for officers'             1,681        1,509
                                                             retirement
   Property, plant and equipment    38,781        39,778     benefits
     Buildings and improvements     14,163        15,372     Other non-current liabilities         529          888
                                                          --------------------------------- ----------- ------------
     Structures                        831           945         Total liabilities              77,311       79,034
                                                          ----------------------------------------------------------
     Machinery and equipment         3,640         3,301                    Stockholders' equity
                                                          ----------------------------------------------------------
     Vehicles and delivery              24            22  Common stock                          32,362       32,362
     equipment                                            Capital surplus                       32,973       32,973
     Tools and furniture             2,171         1,920     Additional paid-in capital         32,973       32,973
     Land                           17,915        18,141  Retained earnings                    187,229      158,563
     Construction in progress           33            74     Legal reserve                       3,083        3,083
   Intangible fixed assets           1,233         1,437     Voluntary reserve                 148,942      126,942
     Software and others             1,233         1,437        [Reserve for losses in        [27,062]     [27,062]
                                                                foreign
   Investments and other assets     34,650        30,842        investments]
     Investment securities          12,228         7,430        [General reserve]            [121,880]     [99,880]
     Investments in affiliated      16,470        16,390     Unappropriated earnings at        35,204       28,538
     companies                                               the end of the year
     Long-term loans receivable      1,078         1,072  Net unrealized holding gains on        2,677        1,294
     Deferred tax assets             3,482         4,137   available-for-sale securities
     Other non-current assets        1,391         1,811  Treasury stock                      (58,017)     (66,119)
                                                          --------------------------------- ----------- ------------
                                                             Total stockholders' equity        197,226      159,074
--------------------------------- --------- ------------- --------------------------------- ----------- ------------
          Total assets             274,538       238,109       Total liabilities and           274,538      238,109
                                                                stockholder's equity
--------------------------------- --------- ------------- --------------------------------- ----------- ------------
(Notes) Amounts of less than one million are truncated.
1. Short-term receivables from affiliates: (Y)35,428          4. In addition to property, plant and equipment
   million Long-term receivables from affiliates:                recognized in the balance sheet, the Company uses
   (Y)1,050 million                                              some computer equipment under lease agreement.
2. Short-term payables to affiliates: (Y)11,022 million       5. Increased net assets amount prescribed in Article
3. Accumulated depreciation on property, plant and               124, Item 3 of the Enforcement Regulations of the
   equipment (including accumulated impairment losses)           Commercial Code: (Y)2,677 million
   (Y)57,375 million

                      Statements of Income (unconsolidated)
                      -------------------------------------

                             (April 1, 2005 through
                                 March 31, 2006)

                                                                                            (unit: million yen)
        ------------------ ---------------- --------------------------------------- ------------- ---------------
         Ordinary profit                                                                FY2005       FY2004
            and loss                                                                              (reference)
                                            --------------------------------------- ------------- ---------------
                                            Operating income
                                                Net sales                              217,688         203,315
                              Operating     Operating expenses
                           profit and loss      Cost of sales                          113,606         107,067
                                                Selling, general, and                   54,335          54,337
                                                   administrative expenses
                                            --------------------------------------- ------------- ---------------
                                                       Operating income                 49,746          41,910
                           ---------------- --------------------------------------- ------------- ---------------
                                            Non-operating income
                                                Interest and dividend income             2,604           1,940
                            Non-operating       Other                                    3,828           2,681
                           profit and loss  Non-operating expenses
                                                Interest expenses                          288             439
                                                Other                                    2,013           2,728
                           -------------------------------------------------------- ------------- ---------------
                                               Ordinary income                          53,878          43,365
        ------------------ -------------------------------------------------------- ------------- ---------------
        Extraordinary      Extraordinary gain
        profit and loss         Return of substitutional portion of Employees                -           2,503
                           Pension Fund
        ------------------ -------------------------------------------------------- ------------- ---------------
               Net income before income taxes                                           53,878          45,868
        --------------------------------------------------------------------------- ------------- ---------------
               Income taxes - current                                                   18,364           4,141
        --------------------------------------------------------------------------- ------------- ---------------
               Income taxes - deferred                                                     239          13,305
        --------------------------------------------------------------------------- ------------- ---------------
               Net income                                                               35,273          28,421
        --------------------------------------------------------------------------- ------------- ---------------
               Retained earnings brought forward                                         4,024           3,020
        --------------------------------------------------------------------------- ------------- ---------------
               Interim dividends                                                         2,313           2,457
        --------------------------------------------------------------------------- ------------- ---------------
               Loss from disposition of treasury stock                                   1,780             446
        --------------------------------------------------------------------------- ------------- ---------------
               Unappropriated earnings at the end of the year                           35,204          28,538
        --------------------------------------------------------------------------- ------------- ---------------
         (Notes)  Amounts of less than one million are truncated.
                  1.  Transactions with affiliated companies
                           Sales                                                (Y)112,844 million
                           Purchases                                            (Y)53,264 million
                           Non-operating transactions                           (Y)5,085 million
                  2.  Net income per share                                      (Y)378.34
                      Net income as reported on statement of income             (Y)35,273 million
                      Net income allocated to common stock                      (Y)35,070 million
                      Amount not allocated to common stock
                         Bonuses to officers by appropriation of earnings       (Y)203 million
                      Average number of common shares outstanding
                      during the fiscal year
                                                                                92,694,513 shares

                         Significant Accounting Policies
                         -------------------------------

       1.  Valuation of securities
        (1) Investments in subsidiaries
              Stated at cost using the moving average method
        (2) Other securities
            (a) Securities with quoted value
                  Stated at fair value based on market prices at the end of
                the relevant period (unrealized holding gains and losses are accounted for as a component of stockholders' equity; cost of other securities sold is determined using the moving average method).
            (b) Securities not practicable to estimate fair value
                  Stated at cost using the moving average method
       2.  Valuation of inventories
        (1) Finished goods
              Stated at cost using the periodic average method
        (2) Raw materials
              Stated at lower of cost or market using the periodic average method
        (3) Work in progress
              Stated at cost using the periodic average method
        (4) Supplies
              Stated at cost using the specific identification method
       3.  Depreciation and amortization of non-current assets
        (1) Depreciation of plant and equipment
               Based on the declining balance method
               However, buildings (except attached improvements) acquired on or after April 1, 1998 are depreciated using the straight-line method.
        (2) Amortization of intangible fixed assets
               Based on the straight-line method
               However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.
       4.  Allowances
        (1) Allowance for doubtful accounts
                To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio and for bad receivables based on a case-by-case determination of collectibility.
        (2) Allowance for product warranty
                To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.
        (3) Allowance for retirement benefits
                To provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.
                Past service liabilities are amortized on a straight-line basis over a fixed number of years (17 years) during the average remaining years of service of employees.
                Any actuarial gains and losses are amortized on a straight-line basis over a fixed number of years (17 years) during the average remaining years of service of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.
        (4) Allowance for officers' retirement benefits

                To provide for officers' retirement benefits, an allowance is provided for the aggregate amount payable at the end of the period pursuant to the Company's rules on officers' retirement benefits. This allowance is stipulated under Article 43 of the Commercial Code Regulations.
       5.  Accounting for lease transactions
             Finance lease transactions not involving a transfer of title to the lessee are accounted for in the same way as usual operating lease transactions.
       6.  Accounting for consumption taxes
             Consumption taxes are accounted using the net-of-tax method.

                   Proposed Appropriation of Retained Earnings
                   -------------------------------------------
                                                                     (unit: yen)
     ---------------------------------------------------------------------------
                           Item                                    Amount
     ---------------------------------------------------------------------------
     Unappropriated earnings at the end of the year           35,204,462,434

     Earnings will be appropriated as follows:
     Dividends                                                 4,199,699,205
          (Y)45 per share
     Directors' bonus                                            180,000,000
     Corporate Auditors' bonus                                    23,000,000
     Voluntary Reserve
        General reserve                                       25,000,000,000

          Earnings to be carried forward                       5,801,763,229
     ---------------------------------------------------------------------------
(Note)   On December 1, 2005, the Company paid interim dividends of
         (Y)25 per share (or (Y)2,313,352,050 in total) to its shareholders of record as of September 30, 2005.

               Copy of Independent Auditor's Report (Consolidated)
               ---------------------------------------------------

                      Report of Independent Auditors Report
                      -------------------------------------

                                                                    May 16, 2006

   To the Board of Directors of Advantest Corporation:

                                                         Ernst & Young ShinNihon

                                                             Kiyotada Osada  O
                                                             --------------
                                                              Engagement Partner
                                                        Certified Public Account

                                                              Tetsuya Naito  O
                                                              -------------
                                                              Engagement Partner
                                                        Certified Public Account


  We have audited the consolidated financial statements of Advantest Corporation for its 64th fiscal year (April 1, 2005 through March 31, 2006), including the consolidated balance sheets and consolidated statements of income, for the purpose of reporting under the provisions of Article 19-2, Paragraph 3 of the "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations." The management of the Company was responsible for the preparation of these consolidated financial statements, and our responsibility shall be limited to the expression of an independent opinion regarding the consolidated financial statements.

  We conducted our audit in accordance with auditing standards generally accepted in Japan. These auditing standards require reasonable assurance that the consolidated financial statements do not contain any untrue representations of material fact. The audit was conducted based on an audit by testing. In addition to a review of the consolidated financial statements as a whole, the audit included an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit. The auditing procedures also include procedures considered necessary for the subsidiaries and consolidated subsidiaries of Advantest Corporation.

  In our opinion, the consolidated financial statements properly present the financial position and the results of operations of the company group consisting of Advantest Corporation and its consolidated subsidiaries in conformity with applicable laws and regulations and the Articles of Incorporation of Advantest Corporation.

   We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

     Copy of Board of Corporate Auditors' Audit Report (Consolidated)
     ----------------------------------------------------------------

            Audit Report Concerning Consolidated Financial Statements

  This Audit Report was prepared by the Board of Corporate Auditors based on reports from each Corporate Auditor with respect to the methods and results of audit concerning the performance by each Board Director of his respective duty during the 64th fiscal year (April 1, 2005 through March 31, 2006) of Advantest Corporation. We hereby report as follows.

1.   Methods of Audit

     Pursuant to the audit policies and plans established by the Board of Corporate Auditors, each Corporate Auditor has sought the reports and explanations on the consolidated financial statements from directors and the like and the independent auditor.

2.   Results of Audit

     The methods and results of audit performed by Ernst & Young ShinNihon, the independent auditor of the Company, are appropriate.



May 19, 2006
                            Board of Corporate Auditors of Advantest Corporation

                                           Noboru Yamaguchi
                                           ----------------------------------O
                                           Standing Corporate Auditor

                                           Tadahiko Hirano
                                           ----------------------------------O
                                           Standing Corporate Auditor

                                           Naoyuki Akikusa
                                           ----------------------------------O
                                           Corporate Auditor

                                           Takashi Takaya
                                           ----------------------------------O
                                           Corporate Auditor

(Note) Naoyuki Akikusa and Takashi Takaya are outside corporate auditors appointed pursuant to Article 18, Paragraph 1 of the old "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations".

                      Copy of Independent Auditor's Report
                      ------------------------------------

                     Report of Independent Auditors Report
                     -------------------------------------

                                                                    May 16, 2006

To the Board of Directors of Advantest Corporation:

                                                         Ernst & Young ShinNihon

                                                             Kiyotada Osada  O
                                                             --------------
                                                              Engagement Partner
                                                        Certified Public Account

                                                              Tetsuya Naito  O
                                                              -------------
                                                              Engagement Partner
                                                        Certified Public Account

We have audited the financial statements, which included the balance sheets, statements of income, the business report (limited to accounting matters), the proposed appropriation of retained earnings and the supporting schedules (limited to accounting matters), of Advantest Corporation for its 64th fiscal year (April 1, 2005 through March 31, 2006) for the purpose of reporting under the provisions of Article 2, Paragraph 1 of the "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations." With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company. The management of the Company was responsible for the preparation of these financial statements and the supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and the supporting schedules.

We conducted our audit in accordance with auditing standards generally accepted in Japan. The auditing standards require reasonable assurance that the financial statements and the supporting schedules do not contain any untrue representations of material fact. The audit was conducted based on an audit by testing, and included a review of the financial statements and the supporting schedules as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management. We believe that we have obtained a reasonable basis to form our opinion as a result of the audit. The auditing procedures also include those considered necessary for its subsidiaries.

As results of audit, our opinion is as follows;

   (1) the balance sheets and statements of income present properly the financial position and the results of operations of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.
   (2) the business report, as far as the accounting sections are concerned, presents properly the current status of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.
   (3) the proposed appropriation of retained earnings has been prepared in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.
   (4) the supporting schedules, as far as the accounting sections are concerned, have been prepared in conformity with the provisions of the Commercial Code.

  We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

                Copy of Board of Corporate Auditors' Audit Report
                -------------------------------------------------

                                  Audit Report

  This Audit Report was prepared by the Board of Corporate Auditors based on reports from each Corporate Auditor with respect to the methods and results of audit concerning the performance by each Director of his respective duty during the 64th fiscal year (April 1, 2005 through March 31, 2006) of Advantest Corporation. We hereby report as follows.

1.   Methods of Audit

     Pursuant to the audit policies established by the Board of Corporate Auditors, each Corporate Auditor has attended meetings of the Board of Directors and other important meetings, posed questions to Directors or Auditing group, etc., on the state of business, reviewed important approval-granting documents, inspected the state of business and assets at the Head Office and other important branch offices, and reviewed the financial statements and the supporting schedules upon report from independent auditors. The Corporate Auditors have also sought reports from subsidiaries of the Company on their state of business, and performed on-site inspection of the state of business and assets of important subsidiaries whenever necessary.

     In the case of any engagements in competing transactions by a Director, transactions involving any conflicts of interests between the Company and a Director, offering of advantage by the Company for no consideration, transactions at unusual terms with a subsidiary or shareholder, or the acquisition or disposition of treasury stock, the Corporate Auditors have, in addition to the method of audit described above, requested reports from the Directors and inspected such transactions in detail if necessary.

2.   Results of Audit

     (1) The methods and results of audit performed by Ernst & Young ShinNihon, the independent auditor of the Company, are appropriate.
     (2) The business report of the Company accurately presents the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.
     (3) In consideration of the financial position of the Company and other matters, the proposed appropriation of retained earnings plan presents fairly all matters required to be presented, and no irregularity was found that need to be pointed out.
     (4) The supporting schedules present fairly all matters required to be presented, and no material irregularity requiring disclosure was found.
     (5) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors, including activities related to subsidiaries of the Company.
         In addition, no breach of fiduciary duty by Directors was found with respect to engagements in competing transactions by a Director, transactions involving any conflict of interest between the Company and a Director, offering of advantage by the Company for no consideration, transactions at unusual terms with subsidiaries or shareholders, or the acquisition or disposition of treasury stock.

May 19, 2006

                            Board of Corporate Auditors of Advantest Corporation

                                           Noboru Yamaguchi
                                           ----------------------------------O
                                           Standing Corporate Auditor

                                           Tadahiko Hirano
                                           ----------------------------------O
                                           Standing Corporate Auditor

                                           Naoyuki Akikusa
                                           ----------------------------------O
                                           Corporate Auditor

                                           Takashi Takaya
                                           ----------------------------------O
                                           Corporate Auditor

(Note) Naoyuki Akikusa and Takashi Takaya are outside corporate auditors appointed pursuant to Article 18, Paragraph 1 of the old "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations."

                           Memorandum to Shareholders
                           --------------------------

Balance sheet date: March 31 of each year

Ordinary general meeting of shareholders: June of each year

Decision on shareholders of record qualified to receive dividends:
March 31 of each year and September 30 when interim dividends are paid.

Method for public notice:
Public notice will be posted on the Advantest website
(http://www.advantest.co.jp/investors/). However, in the case of accidents or other inevitable circumstances that prevent the Company from posting public notices on such Company's website, public notices are carried in the Nihon Keizai Shimbun.

Share registration agent: Main Office, Tokyo Securities Transfer Agent Co., Ltd.

Place for share transfer/registration business:
Togin Bld. 3F, 4-2 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005
Toll free number: (0120)49-7009
Telephone: (03)3212-4611

Agent for share transfer/registration business:
Main Office and Branch Offices in Japan, The Chuo Mitsui Trust and Banking Company, Limited


Number of shares comprising one unit: 100 shares

Notice: Demand for sales of fractional shares and demand for purchase of fractional sales

The share transfer agents mentioned above accept demands for sales and purchases of fractional shares. The handling of any demand for a purchase of fractional shares will be suspended for the 12 business days prior to March 31 and the 12 business days prior to September 30, up to March 31 and September 30, respectively. In addition, Tokyo Securities Transfer Agent Co., Ltd. may suspend the handling of demands for the purchase of fractional shares for a certain period designated by the Company.

Registration of lost share certificates:

Those who have lost share certificates may fulfill the procedures concerning the lost share certificates at the share transfer agents mentioned above. When such procedures are complete, the symbol and number of lost share certificates are registered on the lost share certificate registration book, which will in turn be available for public inspection. Should there be no objection to such registration or obliteration of registered lost share certificates for a period of one year, those who have lost share certificates may receive the delivery of new share certificates. The fees charged for the registration will be a basic fee of (Y)10,000 and an additional fee of (Y)500 per lost certificate.

*For inquiries on details, please contact the above share registration agent.